EXHIBIT 4.5

FIFTH AMENDMENT

TO THE

MAYTAG CORPORATION SALARY SAVINGS PLAN

[This amendment revises the Plan to: (i) provide for cash matching contributions, (ii) replace the Maytag Stock Fund with a Whirlpool Stock Fund; (iii) provide for the investment of cash received by the stock fund as a result of the merger of Maytag and Whirlpool, and (iv) provide for a blackout in order to accomplish the transition.]

WHEREAS, Maytag Corporation (the “Corporation”) previously adopted the Maytag Corporation Salary Savings Plan (As amended and Restated Effective September, 1, 2004) (the “Plan”) for the benefit of its eligible employees; and

WHEREAS, under Section 16.1 of the Plan, the Corporation has reserved the right to amend the Plan, with amendment authority in this instance resting with the ERISA Executive Committee; and

WHEREAS, the Corporation entered into an Agreement and Plan of Merger, dated August 22, 2005, among the Corporation, Whirlpool Corporation, a Delaware corporation (“Whirlpool”), and Whirlpool Acquisition Co., a Delaware corporation and wholly owned subsidiary of Whirlpool (the “Merger Agreement”); and

WHEREAS, pursuant to the Merger Agreement, shares of Maytag common stock shall be exchanged for the Merger Consideration (as defined in the Merger Agreement) and result in cash and shares of common stock of Whirlpool becoming held in the Plan’s Maytag Stock Fund; and

WHEREAS, the Corporation now desires to amend the Plan effective at the Effective Time (as defined in the Merger Agreement) to (i) provide for cash matching contributions, (ii) replace the Maytag Stock Fund with a Whirlpool Stock Fund; (iii) provide for the investment of cash received by the stock fund as a result of the merger of Maytag and Whirlpool, and (iv) provide for a blackout in order to accomplish the transition;

NOW, THEREFORE, BE IT RESOLVED, that effective at the Effective Time (as defined in the Merger Agreement), and only effective if the transaction contemplated by the Merger Agreement is effectuated, the Plan is hereby amended as follows:

1.             The phrase “Maytag Stock” is hereby replaced with the phrase “Whirlpool Stock” wherever it appears in the Plan.

2.             Section 2.1.19 is hereby deleted in its entirety and replaced with the following:

2.1.19  “Whirlpool Stock” means the common stock of Whirlpool Corporation, a Delaware corporation.

3.             A new subsection 5.1.1 (c) is hereby added as follows:

(c)           Notwithstanding anything in the Plan to the contrary, the provisions of (a) and (b) above shall not apply for contributions made on or after the Effective Time (as defined in the Merger Agreement) and ending at such time as is determined by the ERISA Executive Committee.  During such period, Maytag and its Participating Affiliates will make Matching Contributions on behalf of each Participant described in Section 5.1.3 in cash in an amount determined in accordance with the applicable formula set forth in Appendix A (with different formulas applying to different eligible employee groups with different formulas applying to Cash Balance Formula Participants).  The Matching Contribution will be determined each calendar month based on the Before-Tax Contributions (disregarding Before-Tax Contributions made under Section 4.1.3) and Compensation for payroll periods ending within the month.

Any Forfeiture Account balance may be used to offset the Matching Contribution required for a calendar month if so directed by Maytag.

4.             The second paragraphs of each of Section 5.2 and Section 8.1.1 are hereby amended as follows:

Matching Contributions under Section 5.1.1(c) are made under the Profit Sharing Component of the Plan and shall be invested in the Fidelity Retirement Money Market Portfolio and will thereafter be subject to the investment direction provisions of Section 8.2.  All other Matching Contributions are made under the ESOP Component of the Plan, and will be invested in Maytag Stock, subject to subsequent diversification at the direction of the Participant or Beneficiary under Section 8.1.2.

5.             A new third paragraph is hereby added to Section 8.1.1 as follows:

Notwithstanding any provision of the Plan to the contrary, any cash received by the Plan as Merger Consideration (as defined in the Merger Agreement) pursuant to the Agreement and Plan of Merger dated August 22, 2005 among the Corporation, Whirlpool Corporation, a Delaware corporation and Whirlpool Acquisition Co. a Delaware corporation and wholly owned Subsidiary of Whirlpool Corporation (the “Merger Agreement”) shall be invested in the Money Market Fund – Temporary and will thereafter be subject to the investment direction provisions of Section 8.2.

6.             Section 8.2.6 is hereby amended by deleting the words “Maytag (acting in its corporate capacity),” and substituting therefore the words “Maytag or Whirlpool Corporation (each acting in its corporate capacity) and that is made applicable to the Plan,.”

7.             Notwithstanding any provision in the Plan to the contrary, beginning at such time during the week of March 26, 2006 as is determined by Maytag and ending at such time during the week of April 2, 2006 as is determined by Maytag, or beginning and ending at such other times as are reasonably determined by Maytag, no distributions, withdrawals or loans that otherwise would have been allowed under the Plan may be made from that portion of a Participant’s or Beneficiary’s account which is invested in Maytag Stock or Whirlpool Stock or cash invested in the Money Market Fund – Temporary pursuant to the provisions of the new third paragraph added to Section 8.1.1 by Section 5 above.  Further, notwithstanding any provision in the Plan to the contrary, beginning at such time during the week of March 26, 2006 as is determined by Maytag and ending at such time during the week of April 2, 2006 as is determined by Maytag, or beginning and ending at such other times as are reasonably determined by Maytag, no investment transfers or changes in future investment contribution allocations involving Maytag Stock or Whirlpool Stock or cash invested in the Money Market Fund – Temporary pursuant to the provisions of the new third paragraph added to Section 8.1.1 by Section 5 above shall be allowed.

IN WITNESS WHEREOF, the Corporation has caused this Fifth Amendment to be executed by written action of its ERISA Executive Committee this 30th day of March, 2006.

/s/ Ralph F. Hake
Ralph F. Hake
Chairman and Chief Executive Officer

/s/ George C. Moore
George C. Moore
Executive Vice President and Chief Financial Officer

/s/ Mark W. Krivoruchka
Mark W. Krivoruchka
Senior Vice President, Human Resources

/s/ Roger K. Scholten
Roger K. Scholten
Senior Vice President, General Counsel